UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 27, 2023

Western Asset Mortgage Capital Corporation
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 Delaware
(STATE OF INCORPORATION)

001-35543	27-0298092
(COMMISSION FILE NUMBER)	(IRS EMPLOYER ID. NUMBER)

385 East Colorado Boulevard,	91101
Pasadena, California	(ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                         (801) 952-3390
(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	WMC	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On June 28, 2023, Western Asset Mortgage Capital Corporation, a Delaware corporation (“WMC”), announced it entered into an Agreement and Plan of Merger, dated as of June 27, 2023 (the “Merger Agreement”), with Terra Property Trust, Inc. (“TPT”) and Maverick Merger Sub, LLC (“Merger Sub”). Pursuant to, and subject to the terms and conditions set forth in, the Merger Agreement, Merger Sub, a wholly owned subsidiary of WMC, will merge with and into TPT, with TPT surviving (the “Merger”).

Under the terms of the Merger Agreement, WMC will amend its charter (the “WMC Charter Amendment”) to reclassify its existing common stock as Class A common stock and to create a new class of WMC common stock designated as Class B common stock with three separate series B-1, B-2 and B-3, which will convert on a share-for-share basis into WMC Class A common stock in one-third increments six months, one year and 18 months after consummation of the Merger. The WMC Class A common stock will remain listed on the New York Stock Exchange (“NYSE”), but the newly issued shares of WMC Class B common stock will not be listed on any exchange. However, shares of WMC Class A common stock received upon conversion of WMC Class B common stock will be listed and freely tradable on the NYSE.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of TPT Class B common stock will convert into the right to receive shares of WMC Class B common stock (the “Merger Consideration”), allocated equally among series B-1, B-2 and B-3. The rate at which the TPT Class B common stock will be exchanged for shares of WMC Class B common stock will equal the “Company Adjusted Book Value Per Share” divided by the “Parent Adjusted Book Value Per Share” as of the Determination Date (as determined pursuant to the Merger Agreement) (the “Exchange Ratio”). The Company Adjusted Book Value Per Share equals TPT’s total consolidated common stockholders’ equity, minus certain adjustment items (including for TPT to include accumulated depreciation and amortization on real estate assets owned), minus certain TPT transaction expenses, as determined in accordance with the Merger Agreement, divided by the number of shares of TPT Class B common stock issued and outstanding (including any shares of TPT Class B common stock issuable upon conversion or exchange of any outstanding securities that are convertible into or exchangeable for shares of TPT Class B common stock). Parent Adjusted Book Value Per Share equals WMC’s total consolidated common stockholders’ equity, as adjusted to reflect the deconsolidation of variable interest entities and WMC’s interest in the securities owned, minus certain adjustment items and minus certain WMC transaction expenses, as determined in accordance with the Merger Agreement, divided by the number of shares of common stock of WMC issued and outstanding (including shares issuable pursuant to outstanding WMC Equity Awards (as defined below) on a net-settled basis). WMC transaction expenses exclude (i) a $7 million termination fee payable by WMC to its existing manager in connection with the termination of the Existing WMC Management Agreement (as defined below), (ii) accrued but unpaid management fees and unreimbursed expenses owed to the manager, (iii) transfer taxes and (iv) the cost of the D&O tail policy.

Each share of WMC’s restricted common stock and each WMC restricted stock unit (each, a “WMC Equity Award”) will vest in full immediately prior to the Effective Time, provided, however, that WMC Equity Awards granted on the date of WMC’s 2023 annual stockholders meeting to (i) M. Christian Mitchell and Lisa G. Quateman, who will remain on the WMC board of directors following the Merger, (the “Continuing Directors”) will not vest in connection with the Merger and, instead, will remain outstanding per their original terms, and (ii) members of the WMC board of directors who are not Continuing Directors will vest on a pro rata basis (based on the number of days between grant date and the Closing Date).

The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval of the Merger and other transactions as contemplated by the Merger Agreement by the affirmative vote of a majority of the outstanding shares entitled to vote by TPT stockholders (the “TPT Stockholder Approval”), (b) the approval of (i) the issuance of WMC Class B common stock pursuant to the Merger Agreement by the affirmative vote of WMC stockholders holding a majority of the votes cast and (ii) the WMC Charter Amendment by the affirmative vote of WMC stockholders holding a majority of the outstanding shares of WMC common stock (the “WMC Stockholder Approval”), (c) the Registration Statement being declared effective by the SEC, (d) the listing on the NYSE of the shares of WMC Class A common stock to be issued upon conversion of the shares of WMC Class B common stock that will be issued in connection with the Merger (condition to TPT’s obligation only), (e) the representations and warranties of each of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (f) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (g) the absence of a material adverse effect with respect to either TPT or WMC, (h) the delivery of certain tax opinions, documents and certificates, and (i) WMC’s accomplishing a Specified Financing Resolution (as defined in the Merger Agreement) or a Specified Financing Repurchase (as defined in the Merger Agreement) with respect to certain financings (condition to TPT’s obligation only).

The Merger Agreement contains customary representations, warranties and covenants by the parties. The representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by TPT, on the one hand, and WMC, on the other hand, and were made solely for purposes of the contract among the parties. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the Merger, rather than establishing matters as facts. In addition, the Merger Agreement provides that each of TPT and WMC will, until the Effective Time, use commercially reasonable efforts to operate their respective businesses in all material respects in the ordinary course and preserve substantially intact its current business organization and preserve key business relationships. Each of TPT and WMC is subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

The Merger Agreement provides for reciprocal “no-shop” provisions, which prohibit each of TPT, WMC and their respective subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties, assets or employees in connection with a competing proposal; (d) entering into a letter of intent or agreement in principle or other agreement providing for a competing proposal; or (e) effecting a change of recommendation. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of TPT or WMC to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, competing proposal that is, or is reasonably expected to lead to, a “superior proposal,” that did not result from a material breach of the foregoing restrictions.

At any time prior to obtaining the requisite stockholder approval, under certain specified circumstances, the board of directors of each of TPT and WMC may change its recommendation to its stockholders regarding the Merger (with respect to the TPT board of directors) or the issuance of shares of WMC Class B common stock or approval of the WMC Charter Amendment (with respect to the WMC board of directors), if such board of directors (i) determines in good faith after consulting with its outside legal counsel that the failure to do so would reasonably be likely to be inconsistent with such board of directors’ legal duties as directors under applicable law (outside the context of a competing proposal, which is addressed in the following prong (ii)) or (ii) in response to a bona fide unsolicited written competing proposal that such board of directors has determined in good faith (after consultation with its legal and financial advisors) is a “superior proposal,” provided the company intending to make the change of recommendation complies with the procedures set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for both TPT and WMC, including if there is a failure to complete the Merger on or before March 21, 2024, a failure to obtain the TPT Stockholder Approval or the WMC Stockholder Approval, a change of recommendation of the other party’s board of directors, acceptance of a superior proposal, or uncured breaches by the other party of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation or the acceptance of a superior proposal, TPT or WMC, as applicable, would be required to pay the other party a termination fee of, in the case of payment by WMC, $3,000,000 and, in the case of payment by TPT, $6,000,000.

In the Merger Agreement, WMC has agreed to take all necessary corporate action so that upon and after the Effective Time, (i) the size of the WMC board of directors is increased by two members, (ii) all of the current members of the WMC board of directors resign effective as of the Effective Time except for the Continuing Directors, each of whom will remain on the WMC board of directors following the Effective Time, and (iii) up to six persons designated by TPT prior to the Effective Time be appointed to the WMC board of directors. The parties further agreed to nominate the Continuing Directors to the WMC board of directors at the next annual meeting following the Effective Time.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Amended and Restated Management Agreement

Contemporaneously with the execution of the Merger Agreement, WMC, TPT and TPT’s external adviser, Terra REIT Advisers, LLC (“TRA”), entered into an Amended and Restated Management Agreement (the “New Management Agreement”), which will upon effectiveness amend and restate the existing Management Agreement, dated September 1, 2016 (as amended on February 8, 2018), by and between TPT and TRA (the “Existing TPT Management Agreement”). The New Management Agreement will become effective automatically upon the closing of the Merger, and will have no force and effect if the Merger does not close.

Pursuant to the New Management Agreement, WMC will pay TRA a quarterly fee (the “Base Management Fee”) in cash equal to 1.50% of “Stockholders Equity” (defined as the net asset value of WMC as determined by TRA, after giving effect to the closing of the Merger, subject to certain adjustments as set forth in the New Management Agreement). Pursuant to the New Management Agreement, WMC will pay TRA a quarterly fee (the “Incentive Fee”) in cash equal to 20% of Distributable Earnings (as defined below) over a 7% rolling four quarter hurdle.

The New Management Agreement defines “Distributable Earnings” as net income (loss), computed in accordance with GAAP, including realized gains and losses not otherwise included in GAAP net income (loss) and excluding (i) expenses incurred in connection with the Merger Agreement and Merger, (ii) non-cash equity compensation expense, (iii) the Incentive Fee, (iv) depreciation and amortization, (v) unrealized gains or losses or other non-cash items included in the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss or in net income, (vi) one-time events resulting from changes in GAAP, (vii) to the extent deducted from net income (loss), distributions payable with respect to equity securities of WMC’s subsidiaries issued in exchange for properties or interests therein and (viii) certain other non-cash adjustments, as approved by a majority of WMC’s independent directors.

Pursuant to the New Management Agreement, WMC will reimburse TRA for costs and expenses incurred by TRA or its affiliates on behalf of WMC on substantially the same terms as were provided for by the Existing TPT Management Agreement.

The New Management Agreement will have an initial term expiring on the three-year anniversary of the closing date of the Merger. Thereafter, the New Management Agreement will automatically renew for an unlimited number of additional one-year terms unless:
•at least two-thirds of WMC’s independent directors or the holders of a majority of the outstanding shares of WMC common stock (excluding shares held by senior management and affiliates of TRA) elect not to renew the agreement on the grounds that (a) there has been unsatisfactory performance by TRA that is materially detrimental to WMC or (b) the compensation payable to TRA is unfair; provided, however, that, in the event of an attempted non-renewal by WMC pursuant to the foregoing clause (b), TRA will be entitled to continue to provide services under the New Management Agreement based upon reduced compensation terms negotiated in accordance with the terms of the Management Agreement; or
•TRA provides written notice of non-renewal at least 180 days prior to the next renewal date.

TRA will be entitled to receive the Termination Fee (as discussed below) in the event that WMC’s independent directors or WMC’s stockholders elect not to renew the New Management Agreement as described above.

In addition, WMC may terminate the New Management Agreement effective upon 30 days’ prior written notice to TRA upon a Cause Event (as defined in the New Management Agreement), and TRA may terminate the New Management Agreement effective upon 60 days’ prior written to WMC in the event that WMC defaults under the New Management Agreement and such default continues uncured for 30 days after delivery of notice thereof. TRA will be entitled to receive the Termination Fee (as discussed below) in the event TRA terminates the New Management Agreement as described in the foregoing sentence.

The Termination Fee payable by WMC to TRA upon certain terminations of the New Management Agreement (as noted above) will equal: (i) three times the average annual Base Management Fee during the 24-month period immediately preceding the date of such termination, and (ii) three times the average annual amount of the Incentive Fee during the 24-month period immediately preceding the termination date.

The approval of the majority of the independent directors of WMC will be required for TRA to take a number of actions, including (i) retain affiliates to perform services that do not fall within the provisions of the investment guidelines, (ii) retain entities to provide sub-advisory services, and (iii) consummate a transaction that involves any security structured or issued by an entity managed by TRA or its affiliates.

The foregoing description of the New Management Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the New Management Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Amendment to Management Agreement

In connection with the execution of the Merger Agreement, WMC, WMC’s external manager, Western Asset Management Company, LLC, a California limited liability company, and TPT (solely with respect to certain clauses) entered into an amendment (the “Management Agreement Amendment”) to the existing WMC management agreement, dated as of May 9, 2012, as amended on August 3, 2016 (the “Existing WMC Management Agreement”). The Management Agreement Amendment provides that upon the completion of the transactions contemplated by the Merger Agreement, the Existing WMC Management Agreement will terminate, and as a result of the completion of the transactions contemplated by the Merger Agreement and the termination of the Existing WMC Management Agreement, WMC will pay Western Asset Management Company, LLC a termination fee of $7,000,000 and any accrued but unpaid management fees and unreimbursed expenses.

The foregoing description of the Management Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Management Agreement Amendment, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01 Other Events.

Voting Agreement

In connection with the execution of the Merger Agreement, WMC, Terra Offshore Funds REIT, LLC, a Delaware limited liability company (“Terra Offshore REIT”), and Terra JV, LLC, a Delaware limited liability company (“Terra JV”), entered into a Voting Agreement (the “Voting Agreement”). Under the Voting Agreement, at any meeting of the stockholders of TPT called with respect to the following matters or at which any of the following matters are acted upon, and at every adjournment or postponement thereof, each of Terra JV and Terra Offshore REIT agreed to vote, or cause the holder of record on any applicable record date to vote, all shares (the “Voting Shares”) that are then owned by each of them and entitled to vote: (i) in favor of the TPT Stockholder Approval and (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of, the Merger Agreement or the Merger or against any TPT competing proposal. Notwithstanding the foregoing, Terra JV and Terra Offshore REIT will retain at all times their existing rights to vote their respective Voting Shares (or to direct how their respective Voting Shares will be voted) in their sole discretion without any other limitation on any matters other than those already existing, or described above, until termination of the Voting Agreement.

For the term of the Voting Agreement, each of Terra JV and Terra Offshore REIT will not (i) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent or execute any written consent in or with respect to any or all of their respective Voting Shares, with any such proxy, power-of-attorney, authorization or consent purported to be granted being void ab initio, or (ii) deposit or permit the deposit of any of their respective Voting Shares into a voting trust, except, in each case, pursuant to the Voting Agreement. The Voting Agreement also contains customary restrictions on Terra JV and Terra Offshore REIT transferring their respective Voting Shares while the Voting Agreement is in force, subject to customary exceptions.

The Voting Agreement and the obligations of Terra JV and Terra Offshore REIT will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement will have been validly terminated pursuant to Article VIII thereof, (ii) the Effective Time, (iii) the termination of the Voting Agreement by mutual written consent of the parties thereto, (iv) the time that TPT’s board of directors has effected a change of recommendation in accordance with the terms of the Merger Agreement, or (v) the one year anniversary of the date of execution of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Equity Support Letter

In connection with the execution of the Merger Agreement, WMC has entered into a letter agreement with Terra Capital Partners, LLC (“TCP”) whereby TCP agreed to use reasonable best efforts to purchase up to $4 million of WMC Class A common stock within three months following the closing (the “Equity Support Letter”), subject to the terms and conditions of the Equity Support Letter. The purchases will be made on the open market at a price that is no higher than 80% of the book value per share of WMC’s common stock after giving effect to the Merger (calculated in accordance with GAAP, as presented in the most recently available financial statements of WMC and its subsidiaries at the time of such purchases), subject to compliance with appliable law.

The foregoing description of the Equity Support Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Support Letter, a copy of which is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 27, 2023, by and among Western Asset Mortgage Capital Corporation, Maverick Merger Sub, LLC, and Terra Property Trust, Inc.*

10.1	Amended and Restated Management Agreement, dated June 27, 2023 by and among Terra Property Trust, Inc., Western Asset Mortgage Capital Corporation and Terra REIT Advisors, LLC.
10.2	Amendment to Management Agreement, dated June 27, 2023 by and among Western Asset Mortgage Capital Corporation, Western Asset Management Company, LLC and Terra Property Trust, Inc.
99.1	Voting Agreement, dated June 27, 2023, by and among Western Asset Mortgage Capital Corporation, Terra Offshore Funds REIT, LLC and Terra JV, LLC.
99.2	Equity Support Letter, dated June 27, 2023, between Terra Capital Partners, LLC and Western Asset Mortgage Capital Corporation.

*Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the U.S. Securities and Exchange Commission (the “SEC”) upon request.

Important Additional Information and Where to Find It

In connection with the proposed Merger, WMC expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that contains a prospectus of WMC that will also include a joint proxy statement of WMC and TPT (the “joint proxy statement/prospectus”). The joint proxy statement/prospectus will contain important information about WMC, TPT, the proposed Merger and related matters. WMC and TPT also expect to file with the SEC other documents regarding the Merger. STOCKHOLDERS OF WMC AND TPT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY WMC AND TPT WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WMC, TPT, AND THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of WMC and TPT may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and all other documents filed or that will be filed by WMC or TPT with the SEC (if and when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by WMC will be made available free of charge on WMC’s website at http://www.westernassetmcc.com, or by directing a request to its Investor Relations, Attention: Larry Clark at (310) 622-8223; email: lclark@finprofiles.com. Copies of documents filed with the SEC by TPT will be made available free of charge on TPT’s website at https://www.terrapropertytrust.com, or by directing a request to its Investor Relations at (212) 257-4666; email: ir@mavikcapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation Relating to the Merger

WMC, TPT and their respective directors and executive officers, and certain other affiliates of WMC or TPT may be deemed to be “participants” in the solicitation of proxies from the stockholders of WMC and TPT in respect of the proposed Merger. Information regarding WMC and its directors and executive officers and their ownership of common stock of WMC can be found in WMC’s definitive proxy statement filed with the SEC on May 2, 2023, and its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022. Information regarding TPT and its directors and executive officers and their ownership of common stock of TPT can be found in TPT’s definitive proxy statement filed with the SEC on April 26, 2023, and its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC’s website and from WMC or TPT, as applicable, using the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations, and beliefs of WMC and TPT and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither WMC nor TPT can give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by use of forward-looking terminology such as “may,” “will,” “target,” “should,” “expect,” “attempt,” “anticipate,” “project,” “estimate,” “intend,” “seek,” “continue,” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. Similarly, statements herein that describe certain plans, expectations, goals, projections, and statements about the proposed Merger, including its financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating the Merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of WMC; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of WMC and TPT; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; conditions in the market for mortgage-related investments; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for commercial and residential loans, securities and other investments; legislative and regulatory changes that could adversely affect the businesses of WMC or TPT; risks related to the origination and ownership of loans and other assets, which are typically short-term loans that are subject to higher interest rates, transaction costs and uncertainty on loan repayments; risks relating to any future impact of the COVID-19 pandemic, including the responses of governments and industries, on the real estate sector; credit risks; servicing-related risks, including those associated with foreclosure and liquidation; the state of the U.S. and to a lesser extent, international economy generally or in specific geographic regions; the general volatility of the securities markets in which WMC or TPT participate; WMC or TPT’s ability to maintain their respective qualification as a real estate investment trust for U.S. federal income tax purposes; and WMC or TPT’s ability to maintain their respective exemption from registration under the Investment Company Act of 1940, as amended. All such factors are difficult to predict, including those risks set forth in the WMC’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.westernassetmcc.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in TPT’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on TPT’s website at http://www.terrapropertytrust.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither WMC nor TPT undertakes any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN ASSET MORTGAGE CAPITAL CORPORATION

By:	/s/ Robert W. Lehman
	Name:	Robert W. Lehman
	Title:	Chief Financial Officer

Date:  June 30, 2023